OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

November 12, 2015

VIA EDGAR

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer SteelPath Panoramic Fund
File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

Thank you for your comments, provided via telephone conversation today and on November 6, with respect to Oppenheimer SteelPath Panoramic Fund (the “Fund”) regarding its amendment (the “Amendment”) to its registration statement on Form N-1A (the “Registration Statement”) filed on October 28, 2015. We have included your comments in italics below followed by our response.

1.	In the introductory paragraph to the “Example,” disclose that the waiver is only taken into account for the first year expenses.

We have added the following sentence to the introductory paragraph to the Example: “Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect.”

2.	Please revise the fundamental investment restriction concerning concentration to affirmatively indicate that the Fund will concentrate in the energy sector:

We have revised the fundamental investment restriction in the following manner:

The Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry, except that the Fund will, under normal circumstances, concentrate in the group of industries that comprise the energy sector, and except to the extent permitted under the Investment Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund, as such statute, rules, regulations or exemption may be amended or interpreted from time to time by the Securities and Exchange Commission, its staff, or other authority with appropriate jurisdiction.

Furthermore, consistent with SEC guidance regarding the disclosure required in connection with any discretion accorded by the Fund’s fundamental concentration policy to deviate from that policy,[1] we will add the following disclosure to the section “Additional Information about the Fund’s Investment Restrictions”:

Under abnormal, adverse or unstable market, economic, political or other circumstances, the Fund can deviate from its fundamental investment restriction on concentration for temporary defensive purposes. Under such circumstances, the Fund can invest up to 100% of its total assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in the types of investments described under the section discussing temporary and interim investments in the prospectus and this SAI.

The above new disclosure is in addition to the existing section “Temporary Defensive and Interim Investments” in the Fund’s Prospectus on page 19, which complies with the requirements of Form N-1A, Item 9(b), Instruction 6.

*****

The Fund further acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards, Esq.

Vice President & Senior Counsel

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Amy E. Shapiro
Amy E. Shapiro
Vice President & Assistant Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Taylor V. Edwards, Esq.
Edward Gizzi, Esq.
Ropes & Gray LLP

[1] See e.g., note 3 and related text, BlackRock Multi-Sector Income Trust, SEC No-Action Letter (July 8, 2013) (citing the adopting release to Form N-1A and other guidance for support) and Investment Company Filing Guidance, Generic Comment Letter, 1994 WL 808442 (February 25, 1994) (temporary defensive policy permits a fund to deviate temporarily from fundamental investment policies, subject to certain disclosure requirements).